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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              LCS INDUSTRIES, INC.
                            (Name of Subject Company)

                             CATALOG ACQUISITION CO.
                                    (Bidder)

                         CUSTOMERONE HOLDING CORPORATION
                                   (Co-Bidder)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   501822 20 9
                                 (CUSIP number)

                               THOMAS O. HARBISON
                             CATALOG ACQUISITION CO.
                       C/O CUSTOMERONE HOLDING CORPORATION
                          8117 PRESTON ROAD, SUITE 205
                               DALLAS, TEXAS 75225
                            TELEPHONE: (214) 696-8787
                       (Name, Address and Telephone Number
                      Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                   COPIES TO:

                                  MARY R. KORBY
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                               DALLAS, TEXAS 75201
                            TELEPHONE: (214) 746-7700

                            CALCULATION OF FILING FEE

           Transaction valuation*                   Amount of filing fee
             $ 97,256,197.50                          $    19,460
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*The transaction value equals the sum of 5,557,497 (the number of shares of
Common Stock of the subject company outstanding plus shares of Common Stock issuable pursuant to exercisable options) multiplied by $17.50.

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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.



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          Item 1.     Security and Subject Company


          (a) The name of the subject company is LCS Industries, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is set forth in Section 7 "Certain Information Concerning the Company" of the Offer to Purchase, which is incorporated herein by reference.

          (b) This Statement relates to the offer by Catalog Acquisition Co., a Delaware corporation ("Purchaser")and a wholly-owned subsidiary of CustomerONE Holding Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, $0.01 par value per share (the "Shares"), of the Company at $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, respectively, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any supplements or amendments, are herein collectively referred to as the "Offer"). As of December 16, 1998, there were 4,898,447 Shares outstanding. The bidder is Purchaser and co-bidder is Parent.

          (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

          Item 2.     Identity and Background.

          (a)-(d),(g) This Statement is filed by Purchaser and Parent. The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent" and Schedule A of the Offer to Purchase is incorporated herein by reference.

          (e)-(f) Neither Purchaser nor Parent, to the best knowledge of Purchaser, any of the persons listed in Schedule A of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

          (a)-(b) The information set forth in the Introduction and Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" of the Offer to Purchase is incorporated herein by reference.

          Item 4.     Source and Amount of Funds or Other Consideration.

          (a)-(b) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

          (c)     Not applicable.

          Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

          (a)-(e) The information set forth in the Introduction and Section 12 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.



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          (f)-(g) The information set forth in Section 13 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

          Item 6.     Interest in Securities of the Subject Company.

          (a)-(b) The information set forth in the Introduction, Section 8 "Certain Information Concerning Parent and Purchaser" and Schedule A of the Offer to Purchase is incorporated herein by reference.

          Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

          The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent," Section 9 "Source and Amount of Funds", Section 11 "The Merger Agreement and the Confidentiality Agreement" and Schedule A of the Offer to Purchase is incorporated herein by reference.

          Item 8.     Persons Retained, Employed or to be Compensated.

          The information set forth in Section 18 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

          Item 9.     Financial Statements of Certain Bidders.

          Not applicable.

          Item 10.    Additional Information.

          (a) The information set forth in the Introduction, Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and Section 11 "The Merger Agreement and the Confidentiality Agreement" of the Offer to Purchase is incorporated herein by reference.

          (b)-(c) The information set forth in Section 17 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

          (d) The information set forth in Section 13 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

          (e)     Not applicable.

          (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

          Item 11.    Material to be Filed as Exhibits.

          (a)(1)  Offer to Purchase, dated December 23, 1998.

          (a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).



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          (a)(3)  Notice of Guaranteed Delivery.

          (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (a)(6) Text of press release issued by Parent and Purchaser dated December 17, 1998.

          (a)(7)  Form of summary advertisement dated December 23, 1998.

          (b)(1) Letter dated as of December 11, 1998 from Toronto Dominion to Parent.

          (b)(2) Letter dated as of December 16, 1998 from Onex Corporation to Parent.

          (c)(1) Agreement and Plan of Merger dated as of December 17, 1998, by and among Parent, Purchaser and the Company.

          (c)(2) Confidentiality Agreement dated as of July 14, 1998 between the Company and Parent.

          (d)     None.

          (e)     Not applicable.

          (f)     None.



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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   December 23, 1998

                                       CATALOG ACQUISITION CO.


                                       By: /s/ THOMAS O. HARBISON
                                           ------------------------------------
                                       Name:    Thomas O. Harbison
                                       Title:   Chief Executive Officer


                                       CUSTOMERONE HOLDING CORPORATION


                                       By: /s/ THOMAS O. HARBISON
                                           ------------------------------------
                                       Name:    Thomas O. Harbison
                                       Title:   Chief Executive Officer




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